UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 2)

                    The Deltona Corporation
                        (Name of Issuer)

                 Common Stock, $1.00 par value
                (Title of Class of Securities)

                          247883 10 1
                        (CUSIP Number)

                     Alfred G. Smith, Esq.
                      c/o Shutts & Bowen
                      1600 Miami Center
                    201 S. Biscayne Blvd.
                    Miami, Florida  33131
                        (305) 358-6300
    (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       February 17, 1994
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 247883-10-1



1.     Name of Reporting Person and S.S. or I.R.S. Identification Number of
       Above Person:        Selex International, B.V. (1)


2.     Check the Appropriate Box if a Member of a Group.   (a) [ ]     (b) [X]

3.     SEC Use Only:


4.     Source of Funds:                 WC


5. Check box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e). [ ]

6.     Citizenship or Place of Organization:      The Netherlands


Number of Shares       7.     Sole Voting Power:                0
Beneficially Owned     8.     Shared Voting Power:          2,820,066
by Each Reporting      9.     Sole Dispositive Power:           0
Person With:           10.    Shared Dispositive Power:     2,820,066

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  2,820,066

12.     Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. [ ]

13.     Percent of Class Represented by Amount in Row 11:             43.1% (2)

14.     Type of Reporting Person:                       CO




(1) On December 28, 1992, Selex Sittard B.V. changed its name to Selex International B.V.

(2) As of March 8, 1994, the issuer had 6,550,604 outstanding shares of Common Stock.

CUSIP NO. 247883-10-1



1.     Name of Reporting Person and S.S. or I.R.S. Identification Number of
       Above Person:     Wilbury International N.V.

2.     Check the Appropriate Box if a Member of a Group.   (a) [ ]     (b) [X]

3.     SEC Use Only:


4.     Source of Funds:                 WC


5. Check box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e). [ ]

6.     Citizenship or Place of Organization:          Netherlands Antilles


Number of Shares     7.     Sole Voting Power:                0
Beneficially Owned   8.     Shared Voting Power:          2,820,066
by Each Reporting    9.     Sole Dispositive Power:           0
Person With:         10.    Shared Dispositive Power:     2,820,066

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  2,820,066

12.     Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares.
        [ ]

13.     Percent of Class Represented by Amount in Row 11: 43.1%(1)

14.     Type of Reporting Person:                       HC




(1) As of March 8, 1994, the issuer had 6,550,604 outstanding shares of Common Stock.

CUSIP NO. 247883-10-1



1.     Name of Reporting Person and S.S. or I.R.S. Identification Number of
       Above Person:      Antony Gram
2.     Check the Appropriate Box if a Member of a Group.   (a) [ ]     (b) [X]

3.     SEC Use Only:


4.     Source of Funds:                 PF


5. Check box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e). [ ]

6.     Citizenship or Place of Organization:          The Netherlands


Number of Shares      7.     Sole Voting Power:                0
Beneficially Owned    8.     Shared Voting Power:          3,109,703
by Each Reporting     9.     Sole Dispositive Power:           0
Person With:          10.    Shared Dispositive Power:     3,109,703

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 3,109,703

12.     Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. [ ]

13.     Percent of Class Represented by Amount in Row 11:  47.5%(1)

14.     Type of Reporting Person:                       IN





(1) As of March 8, 1994, the issuer had 6,550,604 outstanding shares of Common Stock.

Item 1.     SECURITY AND ISSUER.

          This statement relates to the common stock, $1.00 par value
(the "Common Stock"), of The Deltona Corporation ("Deltona"). The address of Deltona's principal executive offices is 3250 S.W. 3rd Avenue, Miami, Florida 33129.

Item 2.     IDENTITY AND BACKGROUND.

          (a), (b) and (c)     This statement is being filed jointly by
Selex International B.V. ("Selex"), Wilbury International N.V. ("Wilbury"), and Antony Gram (collectively, the "Reporting Persons") pursuant to Rule 13d-1(f)(1).

          Selex is a Netherlands corporation and a wholly-owned subsidiary of Wilbury. Selex's principal business is to invest in Deltona. Its principal business and office address is Gerrit v.d. Veenstraat 70, Amsterdam, The Netherlands. Selex is the direct beneficial owner of 2,820,066 shares of the Common Stock which is the subject of this Schedule 13D. Selex was formerly known as "Selex Sittard B.V."

          Wilbury is a Netherlands Antilles corporation. Its principal business is to act as a holding company for Selex. Its principal business and office address is International Trade Center Building, Piscaderabay, Curacao, Netherlands Antilles. Wilbury is beneficially owned by five shareholders (Messrs. Antony Gram, Marcellus H.B. Muyres, Cornelis L.J.J. Zwaans, Cornelis van de Peppel and Leonardus G.M. Nipshagen). Mr. Gram holds a fifty percent (50%) equity interest in Wilbury.

          Mr. Antony Gram is the Managing Director of Gramyco BVBA., with its principal office at Tweemont Straat 202, 2100, Antwerp, Belgium. Gramyco's principal business is the purchase, sale and leasing of scaffolding. Mr. Gram is a citizen of The Netherlands.

          Yasawa Holding, N.V. ("Yasawa") is a Netherlands Antilles corporation. Yasawa's principal business is to invest in Deltona. Its principal business and office address is 1-5 Plaza JoJo Correa, Curacao, Netherland Antilles. Yasawa is the direct beneficial owner of 289,637 shares of the Common Stock which is the subject of this Schedule 13D. Yasawa is beneficially owned by Mr. Gram.

          Set forth below is a list of the directors and executive officers of Selex, Wilbury and Yasawa, respectively, containing the following information with respect to each such person: (i) name and title; (ii) business address; (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, as well as such corporation or organizations's address if different than such person's business address; and (iv) citizenship.

I.  SELEX INTERNATIONAL, B.V. (f/k/a Selex Sittard, B.V.)

                                                    PRINCIPAL OCCUPATION/
                                                    NAME OF ORGANIZATION
NAME AND TITLE          BUSINESS ADDRESS            (AND ADDRESS, IF DIFFERENT)   CITIZENSHIP


Cornelis L.J.J. Zwaans   Keesinglaan 13             Managing Director              Netherlands
  Managing Director      Antwerp, Belgium           Zwaans, B.V. B.A.

Raymond P.A. Wynans      Gerrit Van Den             Accountant                     Netherlands
  Managing Director      Veenstraat 70              IBG Netherland B.V.
                         Amsterdam,
                         The Netherlands

Cornelis Oppers          Avelingen                  Managing Director              Netherlands
  Managing Director      West 26                    Zwaans, B.V.
                         Gorinchem
                         The Netherlands



II.  WILBURY INTERNATIONAL, N.V.


                                                     PRINCIPAL OCCUPATION/
                                                     NAME OF ORGANIZATION
NAME AND TITLE            BUSINESS ADDRESS           (AND ADDRESS, IF DIFFERENT)    CITIZENSHIP

Cornelis L.J.J. Zwaans    Keesinglaan 13             Managing Director              Netherlands
  Director                Antwerp, Belgium           Zwaans, N.V.

Antony Gram, Director     Tweemont Straat            Managing Director              Netherlands
                          202, 2100                  Gramyco BVBA
                          Antwerp, Belgium

Leonardus G.M. Nipshagen, Gerrit Van Den             Management Consultant          Canada
Director                  Veenstraat 70              IBG Netherland, B.V.
                          Amsterdam

CTF Corporation N.V.,     International              Managing Director             Netherlands
Director                  Trade Center Bldg.         Trust Company                 Antilles
                          Piscaderabay
                          Curacao
                          Netherlands Antilles

III.  YASAWA HOLDING, N.V.

                                                   PRINCIPAL OCCUPATION/
                                                   NAME OF ORGANIZATION
NAME AND TITLE              BUSINESS ADDRESS       (AND ADDRESS, IF DIFFERENT)   CITIZENSHIP

Zarf Trust (Antilles) N.V.  1-5 Plaza JoJo         Managing Director             Netherlands
Director                    Correa, Curacao        Trust Company                 Antilles

Antony Gram                 Tweemont Straat        Managing Director             The
Director                    202, 2100              Gramyco BVBA                  Netherlands
                            Antwerp, Belgium

Leonardus G.M. Nipshagen    Gerrit Van Den         Management Consultant         Canada
Director                    Veenstraat 70          IBG Nederland, B.V.
                            Amsterdam


          (d) and (e)     During the past five years, none of the
Reporting Persons nor, to the best of the Reporting Persons' knowledge, any person identified above: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Information with respect to citizenship is included above.


Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Information with respect to the amount of funds needed to purchase the Common Stock which is the subject of this Schedule 13D is provided in answer to Item 4 below. The funds came from the working capital and/or personal funds of the Reporting Persons.


Item 4.     PURPOSE OF THE TRANSACTION.

TRANSACTIONS INVOLVING SELEX

          Pursuant to a Stock and Note Purchase Agreement dated June 15, 1992, Selex acquired 2,220,066 shares of the Common Stock from Empire of Carolina, Inc., a Delaware corporation ("Empire").
The purchase price for the shares was $1,000,000, or $.45 per share.
At the same time, Selex acquired a promissory note made by Deltona in favor of Empire with an outstanding principal amount of $1,000,000, plus accrued interest (the "Empire Note").
Selex paid $1,000,000 in cash for the Empire Note.

          Effective on June 15, 1992, Selex loaned $3,000,000 to Deltona (the "First Selex Loan") pursuant to a Loan and Escrow Agreement. Deltona utilized $1,000,000 of the proceeds of the First Selex Loan to acquire certain real estate interests held by Marcellus H.B.
Muyres and certain entities affiliated with Marcellus H.B. Muyres and Cornelis L.J.J. Zwaans. As part of this transaction, Deltona granted Selex an option (the "Selex Option") to acquire up to 850,000 shares of the Common Stock. The Selex Option was subject to the approval of the holders of a majority of the Common Stock.
On September 23, 1992, Deltona held a shareholders meeting in which the holders of a majority of the Common Stock approved the grant of the Selex Option.

          The exercise price under the Selex Option was equal to the greater of: (i) $1.25 or (ii) 95% of the average closing price (as defined in the Selex Option) of the Common Stock during the thirty days immediately prior to exercise, but not exceeding $4.50 per share in any event. The Selex Option was exercisable, in whole or in part, as long as the Selex Loan remained outstanding, subject to certain restrictions designed to protect Deltona's net operating loss carryforwards. In particular, Selex could not acquire a number of shares which would increase its aggregate ownership of Deltona to an amount in excess of 49.9% of the then outstanding shares of the Common Stock during any "testing period" set forth in Section 382 of the Internal Revenue Code of 1986, as amended, adjusted for stock issued by Deltona and for stock acquisitions after June 15, 1992 by persons not affiliated with Selex that exceed 5% of the outstanding shares of Common Stock.

          On September 14, 1992, Selex formally waived and relinquished its right to acquire 250,000 shares under the Selex Option. This waiver and relinquishment enabled Deltona to settle certain litigation involving Deltona. Under the settlement agreement, Deltona agreed to issue approximately 250,000 shares of the Common Stock to the claimants. The release of the shares by Selex meant that the issuance of the shares in the settlement would not jeopardize the availability of Deltona's net operating loss carryforwards.

          On November 5, 1992, the independent directors of Deltona reaffirmed their commitment to support action by Deltona to compensate Selex for relinquishing its right to acquire 250,000 shares under the Selex Option. One action considered was to increase the interest rate on that portion of the Selex Loan that would have been convertible into 250,000 shares under the Option from 10% per annum to 15% per annum.

          On April 30, 1993, Selex loaned the Company $1,000,000 pursuant to the terms of a certain Loan Agreement (the "Second Selex Loan"). This loan is collateralized by a first mortgage on certain property in the Company's Marion Oak's community. The loan agreement provided that Selex would have conversion rights if certain proposed regulations under Section 382 of the Internal Revenue Code (as reflected in Proposed Treasury Decision CO-18-90) were adopted by December 31, 1993.
The proposed regulations were not adopted and Selex's conversion rights were voided.

          Between July 1993 and December 31, 1993, Selex loaned an additional $4,400,000 to Deltona (the "Third Selex Loan"). These loans were secured by substantially all of the property of Deltona.

          On February 1, 1994, the Board of Directors of Deltona approved a transaction in which an affiliate of Selex agreed to acquire 48 lots at the St. Augustine Shores development for a price of $312,000. The purchase was made pursuant to an existing option agreement. The transaction was closed on March 8, 1994. The purchase price was paid $260,000 in cash and $52,000 through the assumption of debt owed to Selex.

          On February 17, 1994, Selex exercised the Selex Option converting a portion of the First Selex Loan into 600,000 shares of Common Stock. The exercise price was $1.90 per share.

CHANGES IN BOARD OF DIRECTORS

          On June 19, 1992, four of Selex's nominees were elected to the Board of Directors of Deltona. These individuals were Marcellus H.B. Muyres, Antony Gram, Cornelis Van de Peppel and Cornelis L.J.J. Zwaans. On the same date, Mr. Muyres was named Chairman of the Board and Chief Executive Officer of the Company. On September 23, 1992, an additional nominee of Selex was elected to the Board of Directors -- Leonardus G.M. Nipshagen. Set forth below is a list of the five Selex directors and the following information with respect to each person: (i) name, (ii) business address, and (iii) citizenship:

NAME                      BUSINESS ADDRESS            CITIZENSHIP

Marcellus H.B. Muyres     Nusterweg                   The Netherlands
                          P.O. Box 80
                          6130 AB Sittard
                          Holland

Antony Gram               Tweemont Straat 202         The Netherlands
                          2100
                          Antwerp, Belgium

Cornelis van de Peppel    Kasteeldreff 59             The Netherlands
                          Schilde
                          Belgium
                          (Residence)

Cornelis L.J.J. Zwaans    Zwaans, N.V.                The Netherlands
                          Keesinglaan 13
                          Antwerp, Belgium

Leonardus G.M.            Gerrit Van Den              Canada
Nipshagen                 Veenstraat 70 Amsterdam


TRANSACTIONS WITH ANTONY GRAM

          In December 1992, Antony Gram and his affiliate, Yasawa, engaged in several transactions with Deltona and its principal lenders (the "Bank Lenders"). Mr. Gram is the Vice-Chairman of the Board of Directors of Deltona and the principal shareholder of Selex.

          On December 4, 1992, Mr. Gram acquired all of the outstanding debt of Deltona to the Bank Lenders (the "Bank Loan") pursuant to a certain Sale and Assignment Agreement. At the time of the acquisition, the Bank Loan had an outstanding balance of approximately $25,150,000. Mr. Gram also acquired: (i) all of the Bank Lenders' rights under a certain Sixth Amended and Restated Credit and Security Agreement dated June 18, 1992 between Deltona and the Bank Lenders, and (ii) three common stock purchase warrants (the "Warrants") held by the Lenders. The Warrants entitled the holder to purchase an aggregate of 277,387 shares of Deltona's Common Stock at an exercise price of $1.00 per share. Mr. Gram paid the Lenders $10,750,000 in cash for the Bank Lenders' rights under the Bank Loan and the Warrants.

          Immediately after the acquisition of the Bank Loan and the Warrants, Gram transferred all of his interest in the Bank Loan and the Warrants to Yasawa.

          On December 11, 1992, Yasawa consummated several agreements with Deltona to restructure the Bank Loan. These agreements were originally executed on December 2, 1992. Under these agreements, Yasawa, its affiliates and Deltona agreed as follows: (i) Deltona transferred certain property at its Citrus Springs community to an affiliate of Yasawa in exchange for approximately $6,500,000 of debt reduction credit; (ii) an affiliate of Yasawa and Deltona entered into a joint venture agreement with Deltona with respect to the Citrus Springs property, providing for Deltona to market such property and receive an administration fee from the venture;
(iii) Deltona transferred contracts receivable with a face value of approximately $10,800,000 to Scafholding, B.V., an affiliate of Yasawa ("Scafholding") for debt reduction credit of approximately $10,800,000;
(iv) Deltona transferred the Marco Shores Country Club and Golf Course to an affiliate of Yasawa for an aggregate sales price of approximately $5,500,000, which was paid by assuming an existing first mortgage of approximately $1,100,000, a debt reduction credit of $2,400,000, and a cash payment to Deltona of $2,000,000; (v) an affiliate of Yasawa agreed to lease the Marco
Shores Country Club and Golf Course to Deltona for a period of approximately one year; (vi) Yasawa and Deltona agreed to amend the terms of the Warrants to increase the number of shares issuable upon their exercise from 277,387 shares to 289,637 shares and to adjust the exercise price to an aggregate of approximately $314,000; (vii) Yasawa exercised the Warrants in exchange for debt reduction credit of approximately $314,000;
(viii) Yasawa released certain collateral held for the Bank Loan; (ix) Yasawa agreed to arrange for an additional loan of up to $1,500,000 to Deltona; and (x) Yasawa agreed to restructure the payment terms of the remaining $5,100,000 of the Bank Loan (the "First Yasawa Loan").

          In the Spring of 1993, Scafholding loaned approximately
$1,500,000 to Deltona (the "Scafholding Loan").

          In February 1994, Yasawa loaned an additional $437,500 to the Company (the "Second Yasawa Loan").

OTHER MATTERS

          At the present time, Deltona is in default of its obligations under the First, Second and Third Selex Loans, the First Yasawa Loan, the Second Yasawa Loan and the Scafholding Loan, due to its failure to make required interest payments as well as various other defaults under the terms of the loan documents. As a result, Selex, Yasawa and Scafholding are currently reviewing their rights and options under such loans. They are considering, among other actions, declaring defaults under the loans, seeking to realize on their security interests in the assets of Deltona through mortgage foreclosures and other actions, and restructuring their loans (which might involve, among other things, accepting certain assets of Deltona in exchange for a reduction of their loans).

          Selex, Yasawa and Scafholding are seeking to locate third parties to provide financing for the Company. As part of any such transaction, Selex, Yasawa and Scafholding are willing to sell or restructure all or a portion of their loans and Common Stock in the Company. Selex, Yasawa and Scafholding are willing to sell their interests in the Company at a substantial discount. The consummation of any such transaction may result in a change of control of Deltona.

          The Reporting Persons may also have further discussions with Deltona regarding the purchase of its assets, the purchase of additional securities of Deltona, the granting of additional secured and unsecured loans and advances to Deltona, the conversion of all or a portion of their loans into equity of Deltona, and various other transactions involving Deltona. There can be no assurance that any such transactions will be consummated.

          Since December 1992, Deltona has depended on funds from the Reporting Persons in order to meet its working capital requirements. At the present time, many of Deltona's liabilities are past due. If the Reporting Persons do not make further funds available to Deltona (either through loans, purchases of assets, stock purchases or other transactions), then it is unlikely that Deltona will be able to fulfill its working capital obligations. The Reporting Persons have not decided whether they will provide any further funds to Deltona.

          Except as discussed in this Schedule 13D, the Reporting
Persons have no other plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of Deltona, or the disposition of securities of Deltona;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Deltona or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Deltona or any of its subsidiaries;

          (d) Any further changes in the present Board of Directors or management of Deltona, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of Deltona;

          (f) Any other material change in Deltona's business or corporate structure;

          (g) Changes in Deltona's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Deltona by any person;

          (h) Causing a class of securities of Deltona to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Deltona becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)     Any action similar to any of those enumerated above.

          The descriptions of all agreements summarized in this
Schedule 13D are qualified in their entirety by reference to the copies thereof filed as exhibits hereto, which are incorporated by reference herein and made a part hereof to the same extent as though set forth in full.


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a) On June 15, 1992, Selex acquired 2,220,066 shares of the Common Stock pursuant to the Stock and Note Purchase Agreement. On February 17, 1994, Selex acquired 600,000 shares by exercise of its conversion rights under the First Selex Loan. These shares currently represent 43.1% of the 6,550,604 shares of Common Stock outstanding on March 8, 1994.

          Yasawa has acquired 289,637 shares of the Common Stock pursuant to the exercise of the Warrants. These shares represent 4.4% of the Common Stock outstanding on March 8, 1994.

          (b) The following table sets forth information with respect to the beneficial ownership of each of the Reporting Persons:

                                                 Selex and
                                                  Wilbury     Antony Gram

Aggregate number of shares beneficially owned:   2,820,066     3,109,703

Percentage of class beneficially owned:               43.1% (1)     47.5% (1)

Number of shares as to which the Reporting
Persons have:

    (i)   sole power to vote or to direct
          the vote ......................               0              0

   (ii)   shared power to vote or to direct
          the vote ......................        2,820,066     3,109,703

  (iii)   sole power to dispose or to direct
          the disposition of .............              0              0

   (iv)   shared power to dispose or to direct
          the disposition of ............        2,820,066      3,109,703

(1) These percentages are based on a total of 6,550,604 outstanding shares of Common Stock as of March 8, 1994.

          Except as otherwise described herein, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any other person identified in Item 1 hereof beneficially owns any shares of the Common Stock.

          (c) Other than as described in Item 4, no transactions in the Common Stock were effected since the filing of the original Schedule 13D by the Reporting Persons or, to the best of the Reporting Persons' knowledge, by any of the persons identified in Item 1 hereof.

          (d)     Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described herein, to the best of the knowledge of each of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the Common Stock or other securities of Deltona.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   SELEX INTERNATIONAL, B.V.



                   By: /S/ Cornelis L.J.J. Zwaans
                           Cornelis L.J.J. Zwaans,
                           Managing Director

Date:  March 8, 1994

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                      /S/ Antony Gram
                          Antony Gram

Date: March 8, 1994

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                WILBURY INTERNATIONAL, N.V.




                By:  /S/ Antony Gram
                         Antony Gram, Managing Director

Date:  March 8, 1994

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